

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-mail
Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
2747 Paradise Road Unit 1103
Las Vegas, NV 89109

Re: **Cardiff International, Inc.**
Preliminary Information Statement on Schedule 14C
Filed June 19, 2013
File No. 000-49709

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As we noted in our prior comment letter dated April 19, 2012, Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 51% of the shares of common stock in favor of the proposals outlined in the information statement. In your response letter, please identify these stockholders and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

2.   We note that your last periodic filing under the Securities Exchange Act was your Form 10-Q for the quarterly period ended September 30, 2012. Please advise as to how this complies with your filing obligations under the Exchange Act. In addition, tell us your plans for becoming current with respect to your filing obligations.

3.   Several of the sections of your filing do not separately discuss the authorization of Series A and B shares. See, for example, "Reasons for the Increase in the Number of Authorized Shares," "Effects of the Increase to the Number of Authorized Shares," and "Advantages and Disadvantages of the Increase to the Authorized Shares." Please revise the relevant sections of your information statement to provide a materially complete discussion of the authorization of Series A and B shares.

Reasons for the Increase in the Number of Authorized Shares, page 2

4.   Although you disclose that you have no plans, proposals or arrangements to issue the shares of common stock, we are unable to locate any corresponding disclosure as it relates to Series A and B of Preferred stock. In this regard, we note your disclosure that Series A Preferred stock may only be issued in exchange for the partial or full retirement of debt held by Management, employees or consultants, or as directed by a majority vote of the Board of Directors. Further, we also note that as of September 30, 2012, you had $5,157,741 million in current liabilities. If you have plans to extinguish any of these financial obligations through issuances of preferred shares, please ensure that you disclose the effects of such extinguishment on the company, the status of any corresponding agreements with your creditors, and the financial and voting impact of such issuances on shareholders.

5.   We note your disclosure on page 4, that each individual share of Series A Preferred stock shall be converted into the number of shares of common stock equal to four times the sum issued and outstanding common at the time of conversion and Series B Preferred Stock. If the shares of preferred stock are being issued with a view toward extinguishing your debt, please tell us how you selected the multiplier four (4).

Advantages and Disadvantages of the Increase to the Authorized Shares, page 3

6.   Please discuss the dilutive consequences of the issuance of Series A and B Preferred Stock on your shareholders. This discussion should address the impact on shareholders' voting rights and any economic effects. Please also include illustrative, quantitative examples of the dilutive effects of such issuances.

7.   In the event you file a preliminary proxy statement on Schedule 14A in response to comment 1, please include a discussion of the consequences to you if your proposal to increase the number of shares of authorized common stock is not approved.

Authorization of two classes of Preferred Stock, page 4

8.   Please revise this section to provide a materially complete description of these securities, rather than a mere recitation of the certificate of designation. Refer to paragraph (a) of Item 202 of Regulation S-K, which states that a complete legal description of the securities need not be given.

Security Ownership of Certain Beneficial Owners and Management, page 6

9.   The percentage figures in your beneficial ownership table should be based on the total number of shares of common stock issued and outstanding. Your statement in the first paragraph, however, suggests that the information provided is based on 250,000,000 shares of common stock, which appears to be the total number of authorized shares. Please revise your statement the first paragraph to disclose the actual number of shares of common stock issued and outstanding on which the numbers in the table are based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel